United States securities and exchange commission logo





                              June 11, 2024

       James Gernetzke
       Chief Financial Officer
       Exodus Movement, Inc.
       15418 Weir Street, Suite #333
       Omaha, NE 68137

                                                        Re: Exodus Movement,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed May 1, 2024
                                                            File No. 000-56643

       Dear James Gernetzke:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10

       General

   1. Refer to your response to comment 24. We note your website indicates that the platform users can stake crypto
assets and enable "Auto Restaking" on select assets. Please revise to provide disclosure
regarding the Auto Restaking program and the crypto assets to which the program
pertains. Please also provide us with your legal analysis as to how your activities supporting
staking are executed in compliance with the federal securities laws, including why these
activities do not involve the offer and sale of securities under Section
                                                        2(a)(1) of the
Securities Act. In this regard, we note your disclosure on page 24. In responding to this
comment, please address and provide us copies of all agreements relating to these
activities, including user agreements and agreements with Everstake.
   2. Refer to your response to comments 1 and 2 that you do not have any policies or processes in place to determine
whether the crypto assets your wallet supports and the crypto assets you hold for your own
account are securities within the meaning of Section 2(a)(1) of the
                                                        Securities Act or
whether the exchanges that take place on your platform between users of
 James Gernetzke
Exodus Movement, Inc.
June 11, 2024
Page 2
         the platform, the exchanges that take place on your platform via your APIs and the services such as staking that you provide to your users constitute the offer and sale of
         "securities" and whether such services are provided in compliance with the federal securities laws. We note that certain of the crypto assets your wallets support, the crypto assets you hold, the crypto assets for which you provide trading services and staking services have been identified as securities in separate SEC complaints such as Cosmos,
         Tezos, Solana, Polygon and Algorand. Please revise your disclosure to
(i) clarify that you
         do not have policies or processes in place to determine whether the crypto assets you support and provide services for are securities within the meaning of
Section 2(a)(1) of the
         Securities Act, (ii) disclose that certain of the crypto assets you provide access to services for have been identified as securities in SEC complaints and (iii) expand your disclosure regarding the impacts to your business if your products and services are found to be in violation of the federal securities laws.
3. Refer to your response to comment 1. Please revise your disclosure to address your policies and processes for determining whether you are in compliance with the rules, regulations and laws of the jurisdictions outside of the U.S. in which you offer your products and services and describe the material rules, regulations and laws that impact your business in such jurisdictions.
4.       Please revise the table you provided in response to comment 3 to:
             identify each of the crypto assets material to your business, organized by aggregate revenue earned involving the crypto assets;
             for each crypto asset listed, identify the blockchain on which the crypto asset exists;
             for each crypto asset, include revenue earned from transactions involving the crypto asset in each jurisdiction in which you provide products and services for the crypto
              asset; and
             for each crypto asset, identify the services you provide for the crypto asset.
         In addition, please revise your registration statement to include a table that, by revenue earned, lists the crypto assets that are material to your business and the jurisdictions in which you provide services for each of these crypto assets, and describe the characteristics of each of these crypto assets. In this regard, we note your disclosure on pages 30 and 60.
5. Please provide a detailed legal analysis as to why you believe the Company would not be
         a    broker    or    dealer    under the Exchange Act as a result of
their operation of the Exodus
         Platform. In your response, please cite to applicable case law, no-action letters, or other guidance.
6. We note your references throughout to "digital assets," "cryptocurrency," "crypto assets"
FirstName LastNameJames Gernetzke
       and "virtual currency." To the extent you are using these terms interchangeably, please
Comapany    NameExodus
       revise             Movement,
              your disclosure         Inc.term. If these terms are instead
being used to mean
                              to use one
       different
June 11,         things,
         2024 Page   2 please revise to define each term on first use.
FirstName LastName
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FirstName  LastNameJames Gernetzke
Exodus Movement,  Inc.
Comapany
June       NameExodus Movement, Inc.
     11, 2024
June 11,
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Business, page 1

7. Refer to your response to comment 6. Please revise to identify the jurisdictions in which you offer your platform and services. In this regard, we note that you provide a map on your website that shows the jurisdictions in which you operate.
8. Refer to your response to comment 11. Please describe the AML, KYC and other procedures conducted by your third-party API Providers, and describe your AML, KYC and other procedures related to the sale, acquisition and distribution of crypto assets for your own account or in connection with your referral program. In this regard, we note your disclosure on pages 4 and 9.
9. We note your disclosure that Exodus offers access to over 21,000 crypto assets. We also note that your website indicates that 100,000+ crypto assets are supported. Please reconcile this difference or explain.
Our Industry, page 1

10. Refer to your response to comment 14. Please expand the last bullet point on page 2 to clarify that stablecoins may deviate from the pegged value for many reasons, including supply and demand and market conditions that cause reputational harm. Our Products and Services, page 5

11. Refer to your response to comment 17. Please identify all of your API providers as of the most recent practicable date, including the jurisdiction of each and the services provided to users of your platform by each, including whether the API provides such services to
         U.S. persons. In addition, please revise your disclosure to clarify the fees users pay for the use of your services and products. In this regard, we note your disclosure on page 4 that
         "[w]here permitted, each new app provides [you] with an opportunity to monetize user transactions involving digital assets held in the Exodus Platform through commissions, subscription fees or other means."
12. Refer to your response to comment 19. Please expand your Exchange Aggregation section on page 5 to describe in detail what your Exchange Aggregator is and how it works. For example, please disclose how your platform identifies and communicates
(i) the trading
         pairs of crypto assets that users may exchange, including the number of crypto assets the user will transfer and receive in such exchange, (ii) the fiat currencies users may use to purchase crypto assets, including the cost of purchasing such crypto assets and (iii) the crypto assets that users may exchange for fiat currencies, including the amount of fiat currency the user will receive. Also identify the exchanges that the Exchange
         Aggregator aggregates, the jurisdiction of each exchange and whether the Exchange
         Aggregator offers services for all 21,000 crypto assets, including the NFTs, that your wallet supports. Also describe the mechanics of how a user sends, receives and exchanges crypto assets by using the Exchange Aggregator, including whether the user transfers its crypto assets or fiat currency to the API Provider in connection with the transaction.
 James Gernetzke
FirstName  LastNameJames Gernetzke
Exodus Movement,  Inc.
Comapany
June       NameExodus Movement, Inc.
     11, 2024
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FirstName LastName
13. Refer to your response to comment 21. Please revise your disclosure on page 5 to describe how you aggregate the APIs of several industry-leading pricing services to provide real-
         time information on crypto asset prices on your platform. Also identify the industry-
         leading pricing services.
14. Refer to your response to comment 22. We note that you define a monthly active user as any user "with transaction history" that opens a wallet on your platform in a given month.
         Please revise your disclosure on page 31 to clarify what you mean by "with transaction history." Also please describe here to clarify how you use MAU to measure the retention levels of your users as well as the size of your global funded user community. Please also provide a brief definition of "funded user community."
15. We note your disclosure that an updated list of Exodus' API providers is available within the terms of service located on Exodus' website. We are unable to locate the "terms of service" on your website.
16. Refer to your response to comment 23. Please revise to disclose how you inform users whether or not your wallet will support a fork. Also please clarify what you mean by your disclosure on page 5 that "[b]ecause the Company is a self-hosted
wallet, the Company   s
         users have the ability to import their mnemonic seed phrase or private key into another wallet platform that may support forks that Exodus does not support." Also, please disclose whether you inform users of airdrops, and, if so, how.
17. Refer to your response to comment 24. Your disclosure on page 6 that users can un-stake their crypto assets at any time appears to be inconsistent with the disclosure that users staking Cosmos coins on Exodus will be required to wait twenty-one days to un-stake their Cosmos coins. Please revise for clarity and consistency and describe the terms of each of the staking products offered on your platform. In addition, please disclose the risks to users of using the staking products offered on your platform. Digital Asset and Stablecoin Holdings, page 7

18. Refer to your response to comment 7. Please disclose the percentage of your private keys that you hold in cold storage. In addition, we note your disclosure that you self-custody
         4,625,187 units of "Other" crypto assets. Please revise to disclose the crypto assets in the
         "Other" category.
19. Refer to your response to comment 8. We note that your policy related to when you monetize your crypto assets is to maintain a 50/50 balance of crypto assets and fiat currency. Please disclose how often you evaluate the balance and how often you rebalance your holdings. You also disclose that you have never and likely will never achieve a 50/50 split. Please revise to disclose the splits you have had over the most recently completed fiscal year and as of the most recent practicable date.
Human Capital Management, page 8

20. Refer to your response to comments 25 and 26. On page 8, you disclose that your
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FirstName  LastNameJames Gernetzke
Exodus Movement,  Inc.
Comapany
June       NameExodus Movement, Inc.
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FirstName LastName
         employees are paid exclusively in Bitcoin. However, it appears that almost all of your employees are actually contractors who work for you pursuant to your agreement with
         TriNet and that, pursuant to the agreement, TriNet assumes the liabilities for the business of employment such as compensation. Please revise to clarify whether you pay TriNet's employees in Bitcoin or whether you reimburse TriNet for its expenses in Bitcoin. Also disclose how you determine the "current Bitcoin rate." In addition, please revise to disclose the term of your agreement with TriNet and the administrative fee you pay for
         TriNet's services, including whether the fees you pay TriNet are in Bitcoin or fiat currency. Finally, we note your disclosure that "[y]our team members are critical to [y]our mission." Please add a risk factor that addresses the risk that your "team members" are
         TriNet's employees, if true, and that, if your agreement with TriNet is terminated, you may lose your "team members."
Risks Related to Our Business
Operational cost may exceed the award, page 20

21. Refer to your response to comment 29. Please revise your risk disclosure to describe the
         April 19, 2024 Bitcoin halving event.
Risks Related to Regulation, page 22

22. Refer to your response to comment 29. Please add a risk factor that addresses the extent to which material aspects of the business and operations of trading platforms are not regulated. In addition, please add risk factors that separately discuss the risk of front-
         running, wash-trading and security failures or operational problems at trading platforms, including ones that may be accessed through your platform.
23. Refer to your response to comment 33. Please add a separate risk factor that addresses the liability to the company if one of your API providers fails to comply with the rules, laws and regulations in the jurisdiction in which they provide services to your users.
24. Refer to your response to comment 30. As users may lose assets if one of the APIs experiences insolvency or bankruptcy, please add a risk factor that addresses the risk.
Due to the revenue structure for our Exchange Aggregator..., page 25

25. We note your disclosure on page 25 that you could be deemed to be a broker-dealer if certain crypto assets are securities due to your revenue structure, as well as your statement that some digital assets may be considered securities by regulators in the
         future   .    Please revise to remove    in the future    as several
crypto assets have been
         identified as securities. Please also expand this risk factor to disclose the risk that you may be acting as an unregistered broker-dealer in connection with the staking feature on your platform. In addition, and given the broad definition of broker, please add a separate risk factor to clarify that you may be acting as an unregistered broker-dealer regardless of your revenue structure due to crypto assets on your platform that may currently be securities.
 James Gernetzke
Exodus Movement, Inc.
June 11, 2024
Page 6
Director Independence, page 41

26. Refer to comment 36. Please revise to identify the board members who serve on your audit committee.
Legal Proceedings, page 41

27. Refer to your response to comment 37. Please tell us why you do not view your placement on the Warning List by the United Kingdom Financial Conduct Authority to be material.
Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder
Matters
Digital Format Exodus Common Stock, page 42

28. Refer to your response to comment 38. Please provide us with a materially complete description of the Common Stock Tokens, including the role of Securitize, what it means
         to be a    representation    of the Class A common stock and the
number of outstanding
         Common Stock Tokens outstanding. In responding to this comment, please explain the
         statement,    Common Stock Tokens are created, held, distributed,
maintained and deleted
         by the Transfer Agent, and not by Exodus" and that "Common Stock Tokens cannot be created or deleted by any entity other than the Transfer Agent. Moreover, if the ownership and transfer of shares of our Class A common stock will be recorded in book-
         entry form by the Transfer Agent    and the Common Stock Tokens cannot
be traded
         independently of the Class A common stock, what is the role of the Common Stock
         Tokens and what does it mean that the Common Stock Tokens are transferrable between approved accounts on the Exodus Platform in peer-to-peer transactions on a blockchain
         network approved by the Transfer Agent.    Finally, in responding to
this comment, please
         address the statement made by a representative of the company in connection with the
         uplisting that       our common stock is tokenized on the Algorand
(ALGO) blockchain,
         and so we're the only company in the United States that has our common stock tokenized
         on the blockchain.    In this regard, it is not clear the significance
of    tokenization    in this
         context if the Common Stock Tokens merely are representations of the Class A common stock.
29.    We note the statement in your response to comment 38 that    [t]he
Company is unaware of
       whether Securitize LLC has performed AML/KYC procedures with respect to the
FirstName LastNameJames Gernetzke
       common stock tokens that it issues." In light of this statement, please explain what it
Comapany   NameExodus
       means             Movement,
             to be    approved      in the Inc.
                                       context of the statement on page 42 that
the Common
       Stock Tokens
June 11, 2024 Page 6 are    transferrable  between approved accounts on the
Exodus Platform   .
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Exodus Movement,  Inc.
Comapany
June       NameExodus Movement, Inc.
     11, 2024
June 11,
Page 7 2024 Page 7
FirstName LastName
30. Please revise your disclosure here to clarify that the Common Stock Tokens cannot be traded on the OTC market or the NYSE.
Financial Statements
Note 2. Summary of Significant Accounting Policies
Accounts receivable, page 54

31. We acknowledge your response to prior comment 41. We note from your disclosure that substantially all of your contracts call for payment to be made in digital assets or USDC and have payment terms that are less than 30 days. Please tell us how you account for your receivables for digital assets or USDC. Cite the accounting literature applied and how you applied it to your facts and circumstances. Based on your response, consider providing additional disclosure about the nature of your receivables and to describe your accounting policies.
Exchange Aggregation, Fiat Onboarding, and Staking Revenue Earned Through an
API
Provider, page 56

32. We continue to evaluate the issues underlying prior comment 43 and may have further comment.
Revenue recognition, page 56

33. We acknowledge your response to prior comment 42. Please provide us with a detailed walkthrough of a representative exchange transaction on your platform. In your response, describe each of the steps in processing a transaction from an end user's download of your platform, through a requested transaction, to the point where the requested transaction is completed and you are compensated in an API Integration Fee by the API Provider.
34. We note your disclosure on page 57 that you measure the value of noncash consideration when payment is received and allocate any difference between the transaction price and the value of noncash consideration received to revenue. Cite the section of ASC 606 you rely upon to support measuring noncash consideration at receipt rather than contract inception. Tell us your consideration of ASC 606-10-32-21, for noncash consideration, which states you should measure the estimated fair value of noncash consideration at contract inception not upon receipt. We further note that per ASC 606-10-32-23, while the fair value of the noncash consideration may vary after contract inception because of the form of the consideration, changes in the fair value of noncash consideration after contract inception that are due to the form of the consideration should not be included in the transaction price.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James Gernetzke
Exodus Movement, Inc.
June 11, 2024
Page 8

       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact
Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                          Sincerely,
FirstName LastNameJames Gernetzke
                                                          Division of
Corporation Finance
Comapany NameExodus Movement, Inc.
                                                          Office of Crypto
Assets
June 11, 2024 Page 8
cc:       Thomas J. Kim
FirstName LastName